

02028080

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.,

Name of entity

| Foster's Group Limited |
| --- |

ACN, ARBN or ARSN

| 007 620 886 |
| --- |

We (the entity) give ASX the following information.

RECEIVED
MAR 1 9 2002
365

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

1   +Class of +securities issued or to be issued

| Ordinary Shares |
| --- |

2   Number of +securities issued or to be issued (if known) or maximum number which may be issued

| 55,800 |
| --- |

3   Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

| Ordinary Fully Paid Shares |
| --- |

PROCESSED
APR 1 9 2002
THOMSON
FINANCIAL

---

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $4.36 |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Issue of shares under the Foster's Employee Share and Option Plan |
| 7 | Dates of entering ⁺securities into uncertificated holdings or despatch of certificates | 25 February 2002 |

| 8 | Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable) | Number | ⁺Class |
|---|---|---|---|
| | | 2,037,739,216 | Fully Paid Ordinary Shares |

| 9 | Number and ⁺class of all ⁺securities not quoted on ASX (*including* the securities in clause 2 if applicable) | Number | ⁺Class |
|---|---|---|---|
| | | 2,390,000 | Unlisted Options |
| | | 998,310 | Partly Paid Employee Shares |

| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | As per existing ordinary shares in Foster's Group Limited |
|---|---|---|

+ See chapter 19 for defined terms.

# Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the [+]securities will be offered

14   [+]Class of [+]securities to which the offer relates

15   [+]Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has [+]security holders who will not be sent new issue documents

   Note: Security holders must be told how their entitlements are to be dealt with.

   Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or commission

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of [+]security holders

---

+ See chapter 19 for defined terms.

25    If the issue is contingent on +security holders' approval, the date of the meeting

26    Date entitlement and acceptance form and prospectus will be sent to persons entitled

27    If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28    Date rights trading will begin (if applicable)

29    Date rights trading will end (if applicable)

30    How do +security holders sell their entitlements *in full* through a broker?

31    How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32    How do +security holders dispose of their entitlements (except by sale through a broker)?

33    +Despatch date

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34    Type of securities
(*tick one*)

(a)    √    Securities described in Part 1

(b)    [ ]    All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

*(If the additional securities do not form a new class, go to 43)*

*Tick to indicate you are providing the information or documents*

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

*(now go to 43)*

## Entities that have ticked box 34(b)

| | |
|---|---|
| 38 Number of securities for which +quotation is sought | |

| | |
|---|---|
| 39 Class of +securities for which quotation is sought | |

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
○ the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

| | |
|---|---|
| 42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | |

*(now go to 43)*

## All entities

## Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

## Quotation agreement

1    +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2    We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3    We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4       We give ASX the information and documents required by this form.   If any
         information or document not available now, will give it to ASX before ⁺quotation of
         the ⁺securities begins.   We acknowledge that ASX is relying on the information and
         documents.   We warrant that they are (will be) true and complete.

Sign here:       ...................................................................... Date:   26 February 2002
                  (Director/Company secretary)


Print name:      .............................................................

                       ══ ══ ══ ══ ══



# ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department:   COMPANY ANNOUNCEMENTS OFFICE**


DATE:        26/02/2002

TIME:        16:21:42

TO:          FOSTER'S GROUP LIMITED

FAX NO:      03-9645-7226

FROM:        AUSTRALIAN STOCK EXCHANGE LIMITED
             COMPANY ANNOUNCEMENTS OFFICE

PAGES:       1

SUBJECT:     CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT


MESSAGE:


We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Employee Share & Option Plan